UBS Global Asset Management (Americas) Inc. 1285 Avenue of the Americas New York NY 10019 Tel. +1-212-821 3000 www.ubs.com

August 17, 2012

VIA EDGAR
US Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn:  Ms. Cynthia Rose

Re:
UBS Cashfund Inc. (File Nos. 002-60655; 811-02802); UBS Managed Municipal Trust (File Nos. 002-89016; 811-03946); and
UBS Municipal Money Market Series1 (File Nos. 033-36766; 811-06173) (each, a “Fund” and together, the “Funds”)

Dear Ms. Rose:

On behalf of UBS Global Asset Management (Americas) Inc. (“UBS Global AM”) and the above-referenced Funds, following are the responses to the Staff’s comments conveyed telephonically on July 19, 2012, to Stephen H. Bier of Dechert LLP with regard to certain filings made by the Funds with the US Securities and Exchange Commission (“SEC”) on Forms N-CSR and N-SAR.  Each comment is summarized below, followed by the Funds’ response to the comment.

1.     Comment.  With respect to the notes to the financial statements set forth in the Funds’ annual and semi-annual reports to shareholders, the notes regarding the Funds’ valuation of investments are silent with respect to whether any transfers between Level 1 and Level 2 fair value measurements occurred during the applicable periods.  If no transfers between Level 1 and Level 2 fair value measurements occurred during an applicable period, please include an affirmative statement to that effect in the notes.

Response.  Although not required by applicable regulations, in future annual and semi-annual reports, if no transfers between Level 1 and Level 2 fair value measurements occurred during the applicable period, the Funds will include an affirmative statement to that effect in the valuation of investments notes to the financial statements.

2.     Comment.  With respect to voluntary fee waivers and/or expense reimbursements by UBS Global AM, if any, please state whether such fee waivers and/or expense reimbursements are subject to recoupment by UBS Global AM.

Response.  The fee waivers and/or expense reimbursements referenced in the reports are not subject to recoupment.  Although not required by applicable regulations, in future annual and semi-annual reports, the Funds will include a statement noting that voluntary fee waivers and/or expense reimbursements similar to those disclosed in such reports are not subject to recoupment by UBS Global AM.  Of course, if such arrangements had been subject to recoupment, that fact would have been disclosed.

3.     Comment.  With respect to the Funds’ filings on Form N-SAR, please ensure that the Reports from the Independent Public Accounting Firm included with the filings are electronically signed with the name of the Independent Public Accounting Firm.

Response.  The Funds will ensure that future N-SAR filings on EDGAR include the electronic signature of the Independent Public Accounting Firm on the Report.  “Hard copies” of the original reports are maintained in the Funds’ records and do contain the original, physical signature.

In connection with the Funds’ responses to the SEC Staff’s comments, as requested by the Staff, each Fund acknowledges that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the Fund’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned or Stephen H. Bier (212-698 3889) if you have any questions or wish to discuss any of the responses presented above.

_______________________________

1
 In October 2011, the Board of Trustees of UBS Municipal Money Market Series approved the liquidation of this Fund pursuant to a Plan of Liquidation (the “Plan”), which liquidation occurred in December 2011.

Accordingly, shares of this Fund are no longer offered for purchase. This Fund is in the process of winding up its affairs and intends to file an application for de-registration.

Respectfully,

/s/ Keith A. Weller Keith A. Weller Vice President & Assistant Secretary - UBS Cashfund Inc., UBS Managed Municipal Trust and UBS Municipal Money Market Series	/s/ Thomas Disbrow Thomas Disbrow Vice President & Treasurer - UBS Cashfund Inc., UBS Managed Municipal Trust and UBS Municipal Money Market Series
Executive Director & Senior Associate General Counsel UBS Global Asset Management (Americas) Inc. (212-882 5576)	Managing Director & Head of North American Fund Treasury UBS Global Asset Management (Americas) Inc. (212-882 5225)